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                                                                OMB APPROVAL
                                                                --------------------------------
                                  UNITED STATES                 OMB Number: 3235-0145
                       SECURITIES AND EXCHANGE COMMISSION       Expires: October 31, 2002
                             Washington, D.C. 20549             Estimated Average Burden
                                                                Hours Per Response...... 14.90
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                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _)

                           CROSSMANN COMMUNITIES, INC.

                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    22764E109
                                 (CUSIP Number)

                                   DAVID WEISS
                             BEAZER HOMES USA, INC.
                  5775 PEACHTREE DUNWOODY ROAD, SUITE B-200
                             ATLANTA, GEORGIA 30342
                                 (404) 250-3420
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                   copy to:

                                  ELIZABETH NOE
                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                          600 PEACHTREE ST. SUITE 2400
                             ATLANTA, GEORGIA 30308
                                 (404) 815-2400


                               JANUARY 29, 2002
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26764E109                                            Page 2 of 9 Pages

-------- -----------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Beazer Homes USA, Inc. (58-2086934)
-------- -----------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) / /
         (SEE INSTRUCTIONS)                                                     (b) / /
-------- -----------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  OO
-------- -----------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
-------- -----------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------- -------- --------------------------------------------------------------------------
                              7     SOLE VOTING POWER

      NUMBER OF                              0
       SHARES              -------- --------------------------------------------------------------------------
     BENEFICIALLY             8     SHARED VOTING POWER
   OWNED BY EACH
     REPORTING                               3,156,686 (1)
       PERSON              -------- --------------------------------------------------------------------------
       WITH                   9     SOLE DISPOSITIVE POWER

                                             0
-------------------------- -------- --------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                             0
--------- ----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,156,686 (1)
--------- ----------------------------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            / /
--------- ----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.6%
--------- ----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO
--------- ----------------------------------------------------------------------------------------------------

(1) Beazer Homes USA, Inc. ("Beazer") has entered into Voting Agreements, dated as of January 29, 2002, with certain stockholders of Crossmann Communities, Inc. ("Crossmann"), pursuant to which such stockholders have agreed to vote their common stock of Crossmann in favor of a proposal to approve and adopt the Merger Agreement (as defined below). Beazer does not have any rights as a stockholder of Crossmann pursuant to such Voting Agreements. Accordingly, Beazer expressly disclaims beneficial ownership of all shares subject to the Voting Agreements.

                                                               Page 3 of 9 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value, of Crossmann Communities, Inc. ("Crossmann") an Indiana corporation, with principal executive offices at 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by Beazer Homes USA, Inc., a Delaware corporation ("Beazer"). The address of the principal executive office of Beazer is 5775 Peachtree Dunwoody Road, Suite B-200, Atlanta, Georgia 30342. Beazer is a national homebuilder engaged in constructing and selling single-family homes.

         To the best of Beazer's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Beazer, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto. The information contained in Schedule A is incorporated herein by reference.

         (d) - (e) During the last five years, neither Beazer nor, to the best knowledge of Beazer, any of the executive officers or directors of Beazer listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 29, 2002, Beazer entered into Voting Agreements (the "Voting Agreement") with certain stockholders of Crossmann. No funds or consideration were paid in respect of the Voting Agreement, except that execution of the Voting Agreements was a condition for Beazer to enter into the Merger Agreement (defined below).

         On January 29, 2002, Beazer and Crossmann entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, assuming the satisfaction or waiver of conditions to closing set forth therein, Beazer will acquire Crossmann by means of a merger of Crossmann with and into a wholly-owned subsidiary of Beazer (the "Merger"). Under the Merger Agreement, subject to the adjustments, elections and limitations described in the Merger Agreement, if the Merger is completed, each share of Crossmann common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a combination of cash and Beazer

                                                               Page 4 of 9 Pages

common stock. Alternatively, subject to the provisions of the Merger Agreement, a Crossmann stockholder may elect to receive only cash or only shares of Beazer common stock in exchange for such stockholder's Crossmann common stock. The base merger consideration which Crossmann's stockholders will be entitled to receive is set at $17.60 in cash plus a fraction of a share of Beazer common stock equal to an exchange ratio based on the average closing price of Beazer common stock on the New York Stock Exchange. The aggregate value of the consideration to be paid to with respect to the outstanding shares of Crossmann common stock is currently estimated to be approximately $600 million, including the assumption of Crossmann debt by Beazer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Item 3 is hereby incorporated by reference.

         The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement. In order to approve and adopt the Merger Agreement, the affirmative vote of the holders of a majority of the outstanding shares of common stock of Crossmann is required. Under the Voting Agreements, certain stockholders of Crossmann (the "Crossmann Stockholders") agreed to vote their shares of Crossmann common stock in favor the Merger and the Merger Agreement and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Crossmann under the Merger Agreement and against certain other proposals. In addition, the Crossmann stockholders who are party to the Voting Agreements have granted irrevocable proxies to certain officers and directors of Beazer which grant to such persons, on behalf of Beazer, the right to vote in accordance with the Voting Agreements the shares of Crossmann common stock owned by the Crossmann Stockholders.

         Further, under the Voting Agreements, during the term of the Voting Agreements, the Crossmann Stockholders may not transfer, sell, assign, gift, pledge, hypothecate or dispose, whether directly or indirectly by contribution, distribution, dissolution or otherwise, any of the shares of Crossmann common stock subject to the Voting Agreements, except that a Crossmann Stockholder would be permitted to transfer shares of common stock to a member of the Crossmann Stockholder's immediate family or to a trust or other entity created by the Crossmann Stockholder for tax or estate planning purposes, provided that any such transferee agrees to assume the obligations of the Crossmann Stockholder under the Voting Agreement. The Voting Agreement provides that it will terminate on the earlier of (a) the effective time of the Merger or (b) termination of the Merger Agreement according to its terms.

                                                               Page 5 of 9 Pages

         Beazer does not have any right to dispose of (or direct the disposition of) the shares of Crossmann common stock subject to the Voting Agreement. Accordingly, Beazer expressly disclaims beneficial ownership of all such shares.

         The foregoing description of the Voting Agreements is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The aggregate number of shares of Crossmann common stock covered by the Voting Agreements is 3,156,686, representing approximately 29.6% of the shares of Crossmann common stock outstanding as of January 29, 2002, based on the representations of Crossmann contained in the Merger Agreement.

         Other than as set forth in this Schedule 13D, to the best knowledge of Beazer, as of the date hereof neither Beazer nor any subsidiary or affiliate of Beazer nor any of Beazer's executive officers or directors, beneficially owns any shares of Crossmann common stock.

         By virtue of the Voting Agreement Beazer may be deemed to share with the Crossmann Stockholders the power to vote, and to have the power to restrict the Crossmann Stockholders' disposition of, the shares of Crossmann common stock subject to the Voting Agreement. Beazer, however, is not entitled to any other rights as a stockholder of Crossmann as to the shares of Crossmann common stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Crossmann common stock subject to the Voting Agreement.

         (c) Other than as set forth in this Schedule 13D, there have been no transactions in the shares of Crossmann common stock effected during the past 60 days by Beazer, nor to the best of Beazer's knowledge, by any subsidiary or affiliate of Beazer or any of Beazer's executive officers or directors.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e) Not applicable.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

                                                               Page 6 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described elsewhere in this Schedule 13D, Beazer has no other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Crossmann, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATTER TO BE FILED AS EXHIBITS

Exhibit 1 - Voting Agreement, dated January 29, 2002, by any between Beazer
            Homes USA, Inc. and John B. Scheumann

Exhibit 2 - Voting Agreement, dated January 29, 2002, by and between Beazer
            Homes USA, Inc. and Richard Crosser

Exhibit 3 - Agreement and Plan of Merger dated January 29, 2002, among Beazer
            Homes USA, Inc., Beazer Homes Investment Corp. and Crossmann Communities, Inc.

                                                               Page 7 of 9 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    February 8, 2002



                                    BEAZER HOMES USA, INC.



                                    By:  /s/ David S. Weiss
                                       -----------------------------------
                                       David S. Weiss
                                       Executive Vice President and
                                       Chief Financial Officer

                                                               Page 8 of 9 Pages

                                   SCHEDULE A

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Beazer Homes USA, Inc. Each such person is a United States citizen.

Name                           Business Address                           Present Principal Occupation
----                           ----------------                           ----------------------------
Laurent Alpert - Director      5775 Peachtree-Dunwoody Road Atlanta,      Partner - Cleary, Gottlieb, Steen
                               Georgia 30342                              & Hamilton

Brian C. Beazer - Director     5775 Peachtree-Dunwoody Road Atlanta,      Non-Executive Chairman - Beazer
and Non-Executive Chairman     Georgia 30342                              Homes USA, Inc.
of the Board

Thomas B. Howard               5775 Peachtree-Dunwoody Road Atlanta,      Trustee - Methodist Hospital
                               Georgia 30342

Ian J. McCarthy - Director     5775 Peachtree-Dunwoody Road Atlanta,      Chief Executive Officer - Beazer
and Chief Executive Officer    Georgia 30342                              Homes USA, Inc.

George Mefferd - Director      5775 Peachtree-Dunwoody Road Atlanta,      Retired
                               Georgia 30342

D.E. Mundell - Director        5775 Peachtree-Dunwoody Road Atlanta,      Advisor and Director - ORIX USA
                               Georgia 30342                              Corporation

Larry T. Solari - Director     5775 Peachtree-Dunwoody Road Atlanta,      Chairman and CEO - BSI Holdings,
                               Georgia 30342                              Inc. (until 2001)

David S. Weiss - Director,     5775 Peachtree-Dunwoody Road Atlanta,      Executive Vice President and
Executive Vice President and   Georgia 30342                              Chief Financial Officer - Beazer
Chief Financial Officer                                                   Homes USA, Inc.

C. Lowell Ball - Senior Vice   5775 Peachtree-Dunwoody Road Atlanta,      Senior Vice President and General
President and General Counsel  Georgia 30342                              Counsel - Beazer Homes USA, Inc.

Michael H. Furlow -            5775 Peachtree-Dunwoody Road Atlanta,      Executive Vice President and
Executive Vice President and   Georgia 30342                              Chief Operating Officer - Beazer
Chief Operating Officer                                                   Homes USA, Inc.

                                                               Page 9 of 9 Pages

John Skelton - Senior Vice     5775 Peachtree-Dunwoody Road Atlanta,      Senior Vice President of
President of Financial         Georgia 30342                              Financial Planning - Beazer Homes
Planning                                                                  USA, Inc.